UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: December 31, 2015 Estimated average burden hours per response 1.5

OMB APPROVAL

1. Investment Company Act File Number: 811-22549				Date examination completed: October 29, 2015
2. State identification Number:
AL 43632	AK	AZ 62393	AR 60026977	CA	CO IC2012-47398
CT 1067482	DE 68400	DC	FL	GA SCMF049250	HI
ID 68503	IL 60024761	IN	IA	KS 2012S000479	KY 60022927
LA 158358	ME	MD SM20112527	MA	MI 964733	MN
MS 60058037	MO R201-2, 304	MT	NE 83062	NV	NH
NJ MF-10251	NM 39658	NY S32-99-88	NC 48186	ND	OH 85724
OK IC 2205917	OR 2011-1752	PA 2011-08-008MF	RI	SC MF19161	SD 53222
TN RM14-2998	TX C 98155	UT 007-2182-67	VT	VA 175795	WA 60059204
WV 73805	WI 00621269	WY 26878	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Hundredfold Select Equity Fund, a series of Northern Lights Fund Trust II
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

October 29, 2015

We, as members of management of Hundredfold Select Alternative Fund and Hundredfold Select Equity Fund (the “Funds”), each a series of Northern Lights Fund Trust II, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of June 30, 2015, and from February 28, 2015, through June 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of June 30, 2015, and from February 28, 2015, through June 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

Northern Lights Fund Trust II

/s/ Kevin Wolf

Kevin Wolf, President

/s/ Erik Naviloff

Erik Naviloff, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hundredfold Select Alternative Fund and Hundredfold Select Equity Fund (the “Funds”), each a series of Northern Lights Fund Trust II, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of June 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2015, and with respect to agreement of security purchases and sales, for the period from February 28, 2015 (the date of our last examination), through June 30, 2015, without prior notice to management:

•	Confirmation of all securities held by institutions in book entry form at U.S. Bank, N.A. (the “Custodian”) and National Financial Services, LLC (“NFS”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, the Custodian and NFS.

•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 2015, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

October 29, 2015